SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Amendment No. 17

Navistar International Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

63934E108

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

1345 Avenue of the Americas, 42nd Floor

New York, New York 10105

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

September 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 63934E108	13D	(Page 2 of 10 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL PARTNERS III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 14,980,528
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,980,528
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,980,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 63934E108	13D	(Page 3 of 10 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL ADVISORS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 14,980,528
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,980,528
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,980,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.4%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 4 of 10 Pages)

(1)	Name of reporting person MHR FUND MANAGEMENT LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,225,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,225,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,225,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 5 of 10 Pages)

(1)	Name of reporting person MHR HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,225,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,225,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,225,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 6 of 10 Pages)

(1)	Name of reporting person MARK H. RACHESKY, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,264,104
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,264,104
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,264,104
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9%
(14)	Type of reporting person (see instructions) IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 17, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), which was amended on June 25, 2012 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on July 10, 2012 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), on October 9, 2012 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), on October 26, 2012 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on December 12, 2012 by Amendment No. 5 to the Initial Schedule 13D (“Amendment No. 5”), on July 15, 2013 by Amendment No. 6 to the Initial Schedule 13D (“Amendment No. 6”), on July 17, 2013 by Amendment No. 7 to the Initial Schedule 13D (“Amendment No. 7”), on March 11, 2014 by Amendment No. 8 to the Initial Schedule 13D (“Amendment No. 8”), on April 11, 2014 by Amendment No. 9 to the Initial Schedule 13D (“Amendment No. 9”), on June 24, 2015 by Amendment No. 10 to the Initial Schedule 13D (“Amendment No. 10”), on December 18, 2014 by Amendment No. 11 to the Initial Schedule 13D (“Amendment No. 11”), on January 30, 2015 by Amendment No. 12 to the Initial Schedule 13D (“Amendment No. 12”), on June 11, 2015 by Amendment No. 13 to the Initial Schedule 13D (“Amendment No. 13”), on July 27, 2015 by Amendment No. 14 to the Initial Schedule 13D (“Amendment No. 14”), on September 4, 2015 by Amendment No. 15 to the Schedule 13D (“Amendment No. 15”) and on December 18, 2015 by Amendment No. 16 to the Initial Schedule 13D (“Amendment No. 16” and, together with Amendment No. 1 through Amendment No. 15 and the Initial Schedule 13D, the “Schedule 13D”), and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 16.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

The information set forth in Item 6 below is incorporated into this Item 4 by reference.

Item 5. Interests in Securities of the Issuer.

Item 5(a)(viii) and Item 5(b)(viii) are hereby amended by deleting such items in their entirety and replacing them with the following:

(a)(viii) Dr. Rachesky may be deemed to be the beneficial owner of 16,264,104 shares of Common Stock (approximately 19.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors III and MHR Holdings, (B) 15,532 shares of Common Stock held directly, (C) 20,000 shares of Common Stock that can be obtained upon the exercise of certain stock options, and (D) 3,572 shares of Common Stock that can be obtained upon the settlement of phantom stock units.

(b)(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 16,264,104 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 16,264,104 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On September 5, 2016, at the Issuer’s request, the Reporting Persons, together with certain of their affiliates, and the Issuer entered into Amendment No. 2 (“Amendment No. 2”) to the Settlement Agreement, dated October 5, 2012, as amended and restated by Amendment No. 1 to the Settlement Agreement, dated July 14, 2013. Pursuant to Amendment No. 2, the Issuer is permitted to increase the maximum size of its board of directors from ten to twelve directors.

The foregoing description of Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 2, a copy of which is filed as Exhibit 1 to this Statement and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Amendment No. 2, dated as of September 5, 2016, to the Settlement Agreement, effective as of October 5, 2012, by and among the Issuer and Mark H. Rachesky, M.D., MHR Holdings LLC, MHR Fund Management LLC, MHR Institutional Advisors III LLC, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Advisors LLC, and MHR Institutional Partners III LP, as amended and restated on July 14, 2013 (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on September 6, 2016).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 6, 2016

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact